Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Preferred Apartment Communities, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Preferred Apartment Communities, Inc. of our report dated July 15, 2016, with respect to the combined statements of revenues and certain expenses of the Southeastern 6 Portfolio for the year ended December 31, 2015, which report appears in the July 15, 2016 Form 8-K of Preferred Apartment Communities, Inc. We also consent to the reference to us under the heading "Experts" in such registration statement.

Our report related to the historical summary of revenues and expenses refers to the fact that the statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of revenues and expenses.

/s/ KPMG LLP
Chicago, Illinois

March 22, 2019